Exhibit 99.1

Santech Holdings Announces Changes to Board of Directors

SHANGHAI, August 19, 2024 (GLOBE NEWSWIRE) -- Santech Holdings Limited (“Santech”, or the “Company”) (NASDAQ: STEC), a consumer-focused technology company in China, today announced that Mr. Vincent Chun Hung Chan has resigned from his position as an independent director of the board of directors (the "Board") for personal reasons, effective immediately. The resignation of Mr. Chan did not result from any disagreement with the Company on any matter relating to the Company's business operations, financial reporting or controls, policies or practices.

Madame Wang Dian, Chief Executive Officer of Santech, commented, "On behalf of the Board, I would like to express our sincere gratitude to Mr. Chan for his valuable contributions to Santech. We wish him continued success in his future endeavors."

The Company’s board of directors will consist of four members, namely Mr. HAN Hongwei, Ms. WANG Dian, Mr. Joel A. GALLO and Ms. CHEN Jie, after Mr. Chan’s resignation, among which Mr. GALLO and Ms. CHEN are independent directors.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: SantechPR@icrinc.com